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                            November 3, 2023

       Jun Liu
       Vice President of Finance
       PDD Holdings Inc.
       First Floor, 25 St Stephen's Green
       Dublin 2, D02 XF99
       Ireland

                                                        Re: PDD Holdings Inc.
                                                            Schedule TO-I filed
October 26
                                                            File No. 005-90585

       Dear Jun Liu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed October 26; Put Right Notice

       Summary Term Sheet, page 1

   1. We note that the response to "When does the Put Right expire?" on page 2 states you "will not extend the period
Holders have to exercise the Put Option," but Section 2.2 on page 5 states you "do not
expect to extend the period Holders have to exercise the Put Option."
                                                        Please clarify whether
you may extend the exercise period, and if so, how it could be extended. Refer to Item
4 of Schedule TO and Item 1004(a)(1)(v) of Regulation M-A.
       Source of Funds, page 6

   2. Please disclose the existence of any alternative financing plans or arrangements in the event the Company does
not have the necessary funds to pay the offer consideration and related fees and
expenses. If there are none, so state. See General Instruction E to
                                                        Schedule TO, Item 7 of
Schedule TO, and Item 1007(b) of Regulation M-A.
 Jun Liu
PDD Holdings Inc.
November 3, 2023
Page 2
General

3. Please provide a brief statement of the accounting treatment of the offer, or advise if it is not material. See General Instruction E to Schedule TO, Item 4 of Schedule TO, and Item
         1004(a)(1)(xi) of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or David Plattner at 202-
551-8094.



FirstName LastNameJun Liu                                       Sincerely,
Comapany NamePDD Holdings Inc.
                                                                Division of
Corporation Finance
November 3, 2023 Page 2                                         Office of
Mergers & Acquisitions
FirstName LastName